Securities and Exchange Commission
                             Washington, D.C. 20549
                                 Amendment No. 4
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of l934


Yonkers Financial Corporation
----------------------------------------------------------------
                  (Name of Issuer)
Common Stock, $.01 par value
----------------------------------------------------------------
                 (Title of Class of Securities)
986073104
---------------------------------------------------------------
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
----------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         January 14, 2000
-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

                           Page 1 of 14 Pages

                                                     Page 2 of 14 Pages
Cusip No. 986073104

-----------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 257,100
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 257,100
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   257,100
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.49%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     PN

                                                     Page 3 of 14 Pages

This amendment further amends and supplements Schedule 13D dated June 11, 1998, as amended to date. Except as amended by this amendment there has been no change in the information previously reported on Schedule 13D, as previously amended.

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof, the Partnership owns a total of 257,100 shares of Common Stock of the Company. The funds used to make these purchases came from the Partnership's working capital. The Partnership has an availability of approximately $17,500,000 under a margin account maintained by the Partnership with the Saloman SmithBarney.

Item 4.   Purpose of the Transaction.

On January 14, 2000 the Partnership entered into a Standstill Agreement with the Company. The agreement is filed as an exhibit to this Schedule 13D. Pursuant to the agreement, Fredric H. Gould will be elected a director of the Company.

Item 7. Exhibit - Standstill Agreement dated January 14, 2000.

                                                       Page 4 of 14 Pages

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 20, 2000


GOULD INVESTORS L.P.
BY GEORGETOWN PARTNERS, INC.
MANAGING GENERAL PARTNER


------------------------------
By s/Simeon Brinberg
Simeon Brinberg
Senior Vice President

                                                         Page 5 of 14 Pages

         THIS AGREEMENT, dated this 14th day of January, 2000, by and between YONKERS FINANCIAL CORPORATION (the "Corporation"), a Delaware corporation, and the individuals and entities identified on Exhibit A attached hereto (collectively, the "Gould Group;" individually, a "Gould Group Member").

RECITALS

         WHEREAS, the Corporation and the Gould Group have agreed that it is in their mutual interests to enter into this Agreement as hereinafter described.

         NOW   THEREFORE,   in   consideration   of   the   Recitals   and   the
representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the parties hereto mutually agree as follows:

         1. Representations and Warranties of the Gould Group Members. The Gould Group Members hereby represent and warrant to the Corporation, as follows:

         (i) The Gould Group Members have fully disclosed in Exhibit A the total number of shares of the capital stock of the Corporation in which they have or have a right to acquire a beneficial ownership interest and none of the Gould Group Members has a right to vote any shares of the capital stock of the Corporation other than those in which such Gould Group Member has a beneficial ownership interest as disclosed in Exhibit A.

         (ii) The Gould Group Members have full and complete authority to enter into this Agreement and to bind the entire number of shares of the capital stock of the Corporation in which they have or have a right to acquire a beneficial ownership interest to the terms of this Agreement and this Agreement constitutes a valid and binding agreement of the Gould Group and each Gould Group Member.

         (iii) There are no arrangements, agreements or understandings between the Gould Group (or any Gould Group Member) and the Corporation other than as set forth in this Agreement.

         2. Representations and Warranties of the Corporation. The Corporation hereby represents and warrants to the Gould Group and to each Gould Group member, as follows:

         (i) The Corporation has full power and authority to enter into and perform its obligations under this Agreement, and the execution and delivery of this Agreement by the Corporation

                                                         Page 6 of 14 Pages

regarding the consummation of the transactions contemplated hereby has been duly authorized by the Board of Directors of the Corporation and requires no other Board of Directors or stockholder action. This Agreement constitutes a valid and binding obligation of the Corporation and the performance of its terms shall not constitute a violation of its certificate of incorporation or by-laws.

         (ii) There are no arrangements, agreements or understandings between the Gould Group (or any Gould Group Member) and the Corporation other than as set forth in this Agreement.

         3. Covenants of the Gould Group. The Gould Group and each Gould Group Member covenant and agree that during the term of this Agreement:

         (i) They shall not hereafter acquire, or offer or agree to acquire, or act in concert with any affiliate, group or other person to acquire, directly or indirectly (other than through stock splits or stock dividends or other corporate reorganizations), beneficial ownership of, or the right to vote, any shares of capital stock of the Corporation or any securities convertible into such capital stock if, after such acquisition, the Gould Group would beneficially own more than 24.9% of the Corporation s shares. Notwithstanding the above, if a bona fide proposal by a third party is made to the Corporation or its stockholders to acquire 25% or more of the Corporation s stock or assets, this restriction shall not apply.

         (ii) They shall not hereafter transfer or sell, or offer or agree to transfer or sell, or act in concert with any affiliate, group or other person to transfer or sell, directly or indirectly, other than in open market transactions, through a broker, where they have no knowledge that the buyer will beneficially own more than 4% of the Corporation s shares, beneficial ownership of, or the right to vote any shares of capital stock of the Corporation except with the express approval of the Board of Directors of the Corporation, which approval shall not be unreasonably withheld. It is the intent of the parties hereto that the Gould Group s shares may not be transferred or sold if the Corporation s Board of Directors reasonably believes it possible or likely that any person or group or affiliates of such person or group acquiring such shares would, after such acquisition, beneficially own more than 4% of the Corporation s shares.

         (iii) They shall not directly or indirectly solicit, or act in concert with any affiliate, group or other person to solicit, "proxies," or directly or indirectly become a "participant" or

                                                        Page 7 of 13 Pages

otherwise engage in any "solicitation" (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended) with respect to any matter not recommended or approved by the Corporation's Board of Directors or engage in any of the foregoing activities on behalf of any nominee for election as a director who is not supported or was not nominated by the Corporation s Board of Directors.

         (iv) They shall not directly or indirectly submit or encourage the submission of any nomination for election as director or any stockholder proposal for business at a meeting of the Corporation s stockholders.

         (v) They shall vote, and shall require any affiliate, group or other person acting in concert with any Gould Group Members to vote, all shares beneficially owned (a) in favor of any proposal or nominee for election as director submitted by the Corporation s Board of Directors, (b) against any proposal or nominee for election as director opposed by the Corporation s Board of Directors and (c) in accordance with the recommendations of the Corporation s Board of Directors on all procedural matters. Furthermore, except as otherwise required by Fredric H. Gould s fiduciary duty as a director of the Corporation, they shall not, nor shall they act in concert with any affiliate, group or other person to (A) join with or assist any person or entity, directly or indirectly in opposing, or make any statement in opposition to, any proposal or director nomination submitted by the Corporation s Board of Directors to a vote of the Corporation's stockholders or (B) join with or assist any person or entity, directly or indirectly, in supporting or endorsing (including supporting, requesting or joining in any request for a meeting of stockholders in connection with), or make any statement in favor of, any proposal submitted to a vote of the Corporation's stockholders that is opposed by Corporation s Board of Directors. Notwithstanding any other statement in this section to the contrary, in the event that a proposal not involving (i) the sale or merger of the Corporation (or the solicitation of bids or the hiring of an investment banker to explore methods to maximize shareholder value or similar proposals), (ii) the hiring of an investment banker or the establishment of a committee or other mechanism to explore the Corporation s strategic options or (iii) the election of directors, is properly introduced for consideration at a meeting of the Corporation s stockholders and such proposal is not approved by the Corporation s Board of Directors, they shall have the right, at their discretion, to vote an amount of shares in favor of such proposal equal to the total shares held by the Gould Group multiplied by the following fraction:

                                                Page 8 of 14 Pages

                      The number of shares not held by the
                   Gould Group voted in favor of the proposal
                       ---------------------------------

                        The total number of shares voted
                          with respect to such proposal

         (vi) They shall not vote, nor shall they act in concert with any affiliate, group or other person to vote, for any nominee or nominees for election to the Board of Directors of the Corporation, other than those nominated or supported by the Corporation s Board of Directors. Except as set forth in Part 4 below, no Gould Group Member shall consent to become a nominee for election as a Director of the Corporation unless specifically requested to do so by the Board of Directors of the Corporation.

         (vii) They shall not directly or indirectly solicit or initiate any communication regarding, or act in concert with any affiliate, group or other person to solicit or initiate any communication regarding, any acquisition offers for the Corporation, and if any offer or inquiry concerning such an offer shall be received they shall refer such offer or inquiry directly and solely to the Chairman of the Board of Directors and/or to the Chief Executive Officer of the Corporation.

         (viii) They shall not directly or indirectly participate or act in concert with any affiliate, group or other person to participate, by encouragement or otherwise, in any litigation against or derivatively on behalf of the Corporation, except for testimony which may be required by law, and except as may occur in the ordinary course of business with respect to any loan, deposit or other transaction where the Gould Group Member or an affiliate is dealing with the Corporation as a customer.

         (ix) They shall not provide, nor shall they act in concert with any person to provide, any funds, services or facilities, to any person in support of any activity by such person that would be a violation of their covenants under the provisions of this paragraph 3 if undertaken by any of them.

         (x) They shall not deposit any capital stock of the Corporation in a voting trust or subject any shares of capital stock of the Corporation to a voting agreement or other arrangement of similar effect.

         4. Agreement of the Corporation. The Corporation agrees that its Board of Directors shall appoint Fredric H. Gould to the Board of Directors of Yonkers Financial Corporation and shall not remove him or fail to renominate him during

                                                     Page 9 of 14 Pages

the term of this Agreement. The Corporation shall also cause Mr. Gould to be appointed to the Board of Directors of The Yonkers Savings and Loan Association, FA and its loan committee and shall not remove him or fail to re-elect him during the term of this Agreement.

         5. Remedies. The Corporation and the Gould Group acknowledge and agree that a breach or threatened breach by either party may give rise to irreparable injury inadequately compensable in damages, and accordingly each party shall be entitled to injunctive relief to prevent a breach of the provisions hereof and to enforce specifically the terms and provisions hereof in any state or federal court having jurisdiction, in addition to any other remedy to which such aggrieved party may be entitled to at law or in equity. In the event either party institutes any legal action to enforce such party's rights under, or recover damages for breach of, this Agreement, the prevailing party or parties in such action shall be entitled to recover from the other party or parties all costs and expenses, including but not limited to actual attorneys' fees, court costs, witness fees, disbursements and any other expenses of litigation or negotiation incurred by such prevailing party or parties. Each Gould Group Member shall have the right of contribution from the other Gould Group Members for any damages paid or expenses incurred (including attorneys' fees) pursuant to this paragraph 4.

         6. Term. This Agreement shall remain in effect until March 31, 2002 or until such earlier time after March 31, 2000 as (i) the Corporation shall refuse to appoint Fredric Gould as a director of the Corporation, The Yonkers Savings and Loan Association, FA or its loan committee or shall remove Mr. Gould from or fail to renominate Mr. Gould to any such position, (ii) the Corporation shall cease to exist by reason of merger, sale of assets, liquidation, exchange of shares, or otherwise, or (iii) the Gould group shall cease to own at least 5% of the outstanding shares of the Corporation s common stock.

         7. Publicity. Any press release or other publicity with respect to this Agreement or any provisions hereof shall be jointly prepared and issued by the parties hereto. During the term of this Agreement, no party to this Agreement shall cause, discuss, cooperate or otherwise aid in the preparation of any press release or other publicity concerning any other party to this Agreement or its operations without prior approval of such other party.

         8. Notices. All notice requirements and other communications shall be deemed given when delivered or on the third succeeding business day after being mailed by registered

                                                     Page 10 of 14 Pages


or certified mail, return receipt requested, addressed to the Gould Group and the Corporation below:

         Gould Group:             Gould Investors L.P.
                                  60 Cutter Mill Road
                                  Suite 303
                                  Great Neck, New York 11021
                                  Attention: Fredric H. Gould

         With a copy to:          Simeon Brinberg
                                  Suite 303
                                  Gould Investors L.P.
                                  60 Cutter Mill Road
                                  Great Neck, New York 11021

         Yonkers Financial Corporation:

                                  Richard F. Komosinski, President
                                  Yonkers Financial Corporation
                                  6 Executive Plaza
                                  Yonkers, New York 10701

         With a copy to:          Kip A. Weissman, P.C.
                                  Silver, Freedman & Taff, L.L.P.
                                  1100 New York Avenue, N.W.
                                  Seventh Floor, East Tower
                                  Washington, D.C. 20005

         9. Governing Law and Choice of Forum. Delaware law, unless applicable federal law or regulation is deemed controlling, shall govern the construction and enforceability of this Agreement. Any and all actions concerning any dispute arising hereunder shall be filed and maintained in a state or federal court, as appropriate, sitting in the State of Delaware.

         10. Severability. If any term, provision, covenant or restriction of this Agreement is held by any governmental or regulatory authority or a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         11. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and assigns, and transferees by operation of law, of the parties. Except as otherwise expressly provided for herein, this Agreement shall not inure to the benefit of, be enforceable by or

                                                      Page 11 of 14 Pages

create any right or cause of action in any person, including any shareowner of the Corporation, other than the parties hereto.

         12.  Survival  of  Representations,   Warranties  and  Agreements.  All
representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

         13. Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

         14. Definitions. As used in this Agreement, the following terms shall have the meanings indicated, unless the context otherwise requires:

         (i) The term "acquire" means every type of acquisition, whether effected by purchase, exchange, operation of law or otherwise.

         (ii) The term "acting in concert" means (i) knowing participation in a joint activity or conscious parallel action towards a common goal whether or not pursuant to an express agreement, or (ii) a combination of pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

         (iii) The term "affiliate" means a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with another person.

         (iv) The terms "beneficial ownership" or "beneficially owned" mean all capital stock of the Corporation owned or held in the Gould Group Member's name individually or jointly with any other person; by any trust in which the Gould Group Member is a settlor, trustee, or beneficiary; by any corporation in which the Gould Group Member is a stockholder (owning, together with all other Gould Group Members and their respective affiliates, more than five percent (5%) of the outstanding voting power or beneficial interests), director or officer; by any partnership in which the Gould Group Member is a limited partner (owning, together with all other Gould Group Members and their respective affiliates, more than five percent (5%) of the outstanding beneficial interests), or a general partner, employee or agent; or by any other entity in which a Gould Group Member holds, together with all

                                                       Page 12 of 14 Pages


other Gould Group Members and their respective affiliates, more than five percent (5%) of the outstanding beneficial interests.

         (v) The term "control" (including the terms "controlling," "controlled by," and "under common control with") means the possession, direct or indirect, or the power to direct or cause the direction of the management, activities or policies of a person or organization, whether through the ownership of capital stock, by contract, or otherwise.

         (vi) The term "person" includes an individual, group acting in concert, a corporation, a partnership, an association, a joint stock company, a trust, an unincorporated organization or similar company, a syndicate, or any other group formed for the purpose of acquiring, holding or disposing of the equity securities of the Corporation.

         (vii) The term "vote" means to vote in person or by proxy, or to give or authorize the giving of any consent as a stockholder on any matter.

         15. Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but each of which together shall constitute one and the same agreement.

         16. Duty to Execute. Each party agrees to execute any and all documents, and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

                                                           Page 13 of 14 Pages

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the undersigned or duly authorized officers thereof as of the day and year first above written.

                                       YONKERS FINANCIAL CORPORATION,
                                       a Delaware corporation



                                       By:
                                       (s) Richard F. Komosinski
                                       ------------------------------------
                                       Richard F. Komosinski, President  and
                                       Chief Executive Officer


                                       GOULD INVESTORS L.P.
                                       BY GEORGETOWN PARTNERS, INC.
                                       MANAGING GENERAL PARTNER



                                       By:
                                       --------------------------------------
                                       (s) Simeon Brinberg
                                       Simeon Brinberg, Senior Vice President


                                       FREDRIC H. GOULD


                                       By:
                                       (s) Fredric H. Gould

                                       Fredric H. Gould

                                                           Page 14 of 14 Pages


                                    EXHIBIT A


                                               Shares of Yonkers Financial
                                               Corporation Capital Stock
    Gould Group Member                            Beneficially Owned 1
    ------------------                            --------------------

   Gould Investors L.P.                                           257,100

   Fredric H. Gould                                                     0
















-----------------------
1 /      Includes all shares over which the Gould Group Member has sole or shared voting or dispositive powers.